EXHIBIT 99.1

TDC Rated Baa1 With Negative Outlook by Moody's

KOEBENHAVN C, Denmark, August 6, 2003 (PRIMEZONE) -- TDC's (NYSE:TLD) credit rating has been changed by Moody's Investor Service. TDC has received a Baa1 rating for its long-term debt with a negative outlook. Since May 2002, the rating from Moody's has been an A3, and TDC was put on review for possible downgrade in February 2003. Moody's at the same time affirmed the P-2 short-term rating.

Moody's states, among other things, that "The rating outlook is negative and reflects the weakness of the underlying operating performance of most of TDC's businesses. TDC needs to significantly strengthen debt protection ratios over the next 18 months, through the improvement of operating cash flow as well as the disposal of significant non-core assets, in order to retain the current rating level." Furthermore, Moody's stated: "Moody's rating action reflects the more challenging operating environment in TDC's domestic core operations, particularly following the regulator's introduction in 2003 of average incremental cost rate-setting methodology, which Moody's expects will constrain revenues."

Moody's also stated the following: "On the positive side, Moody's notes the change in focus of TDC's management, which includes a significant effort to rationalise and streamline the operating costs of the businesses including a substantial employee-restructuring plan under way. From a liquidity risk assessment, Moody's views TDC's refinancing risk as low based on the company's cash flow generation capacity, its maturity debt profile and the amount of committed and available bank facilities."

TDC's results for 2Q 2003 included 7.9% growth in EBITDA to DKK 3.77bn and capital expenditures were down 29.6% to DKK 1.35bn.

Hans Munk Nielsen, CFO, says "Since 2Q 2002 TDC has reduced net debt from DKK 34.7bn to 33.7bn after acquiring and selling shares for a net outlay of DKK 4.1bn and paying a dividend of DKK 2.5bn. We recognize that our rating is under pressure; however we are pleased that our actual and forecasted financial performance has been constantly improving since the beginning of 2002. Further, we are committed to reduce net debt."

For further information please contact TDC Investor Relations at +45 3343 7680.

CONTACT:  TDC A/S
          Noerregade 21 0900
          Copenhagen C DK-Denmark
          www.tdc.com